
Mail Stop 3030

July 6, 2016

<u>Via E-mail</u>
Timothy W. Baker
Chief Operating Officer and Chief Financial Officer
Cynosure, Inc.
5 Carlisle Road
Westford, MA   01886

> **Re: Cynosure, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 8-K filed April 26, 2016**
> **File No. 000-51623**

Dear Mr. Baker:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Business, page 4</u>

1.   We note your "flagship products" listed on pages 5, 13, and 51 and your discussion of applications beginning on page 14.   Please revise future filings to provide the disclosures required under Regulation S-K Item 101(c)(1)(i).

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 55</u>

2.   We note your disclosure in your Form 10-K that your revenue derived from North American sales increased 37% in fiscal year 2015 as compared to fiscal year 2014 due to

sales from new products and due to "strong sales" of existing products, a "full year of *MonaLisa Touch* sales," and the "launch of *SculpSure"* during 2015. We also note that revenue derived from sales outside of North America decreased 5% due to "unfavorable exchange rates" and "a lower number of units sold." When individual line items disclosed in your statements of operations significantly fluctuate in comparison to the comparable prior period, you should quantify the extent to which each item contributed to the significant change. Your disclosure should also clarify the effect changes in price and volume had on your disclosed results, such as the "strong sales" to which you refer, as well as the reasons underlying those changes. Please revise future filings in response to this comment. For further guidance, please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 34-48960 (December 19, 2003).

Liquidity and Capital Resources, page 61

3.   We note the disclosures in your income taxes note to the financial statements relating to unremitted foreign earnings. To help investors better understand your liquidity position, please revise this section in future filings to quantify the amount of cash and cash equivalents and short-term marketable securities held at foreign subsidiaries at each year-end. Discuss whether such amounts are available for use in the U.S. without incurring U.S taxes and, if so, describe any strategies you currently undertake to make the amounts available.

Item 8. Financial Statements

Consolidated Statements of Operations, page F-4

4.   We see that you present revenues from parts, accessories, service and royalties separately from product revenues. Please tell us how you considered the subcaptions in Rule 5-03.1 of Regulation S-K in this presentation and why you do not also separately present cost of revenues for your revenue categories in compliance with Rule 5-03(b) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Inventory, page F-10

5.   Please tell us the basis for your classifications of the demonstration lasers as either inventory or fixed assets. Include a discussion of the nature of the products, the length of time the units remain in the field prior to being sold, whether or not the lasers can be readily repaired or restored, and management's intent with respect to the lasers. Also tell us the amount of demonstration lasers included in inventory as of December 31, 2015.

Revenue Recognition and Deferred Revenue, page F-11

6.   Please tell us the nature of your multiple-deliverable arrangements, the significant
        deliverables within the arrangements, and the general timing of revenue recognition for
        the significant units of accounting. Tell us the general timing of delivery or performance
        of service for the deliverables within the arrangements and any performance-,
        cancellation-, termination-, and refund-type provisions. Discuss how you considered
        ASC 605-25-25-5. Revise future filings to provide all of the disclosures required by ASC
        605-25-50-2.

7.   Also tell us how you considered ASC 605-25-25-3 related to separate contracts with the
        same entity or related parties.

8.   Describe to us any training and installation services you provide and tell us how you
        considered SAB Topic 13.A.3.c in your accounting. Tell us whether the installation and
        training are specialized and not readily available in the marketplace.

9.   Please tell us the significant factors, inputs, assumptions, and methods used to determine
        selling price (whether vendor-specific objective evidence, third-party evidence, or
        estimated selling price) for each of the significant deliverables. Refer to ASC 605-25-30-
        2 and 605-25-50-2.

Exhibits

10.   In future filings, please include as exhibits your November 2014 exclusive distribution
        agreement with El.En. S.p.A. and the additional distribution agreements you entered into
        with El.En. in the fourth quarter of 2015 or advise us as to why they need not be filed
        pursuant to Item 601(b)(10) of Regulation S-K. We note, in this regard, that Exhibit 10.6
        appears to be the only agreement with El.En. filed with this Form 10-K, whereas your
        disclosure references multiple, other agreements.

Form 8-K filed April 26, 2016

Exhibit 99.1

11.   We note that in your Highlights section you present non-GAAP earnings and non-GAAP
        margin before the most directly comparable GAAP measures. Your presentation appears
        to give greater prominence to the non-GAAP measures than to the comparable GAAP
        measures which is inconsistent with the updated Compliance and Disclosure
        Interpretations issued on May 17, 2016. Please review that guidance when preparing
        future earnings releases.

12.   You disclose non-GAAP measures relating to the amounts of, and percentage changes to,
        your international product revenues on a constant currency basis but you do not provide
        the reconciliations to the most directly comparable GAAP measures as required by Item

10(e)(i)(B) of Regulation S-K. See also Question 104.06 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise your future earnings releases to comply with that guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery

cc: Peter C. Anastos
        Senior Vice President, General Counsel and Secretary